As filed with the Securities and Exchange Commission on January 29, 2002
                           Registration No. 333-74992
    ------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                       INTERNATIONAL FINANCIAL GROUP, INC.

Cayman Islands      6199-7                      NONE                G48511
(State or other     (Primary Standard           (I.R.S. Employer    CUSIP Number
jurisdiction of     Industrial Classification   Identification
incorporation or     Number)                    Number)
organization)

                                P.O. BOX 10098APO
                 GEORGE TOWN, GRAND CAYMAN, BRITISH WEST INDIES
                               TEL: (345) 946-4170
                               (registered office)

              SUITE 4, TEMPLE BUILDING, MAIN & PRINCE WILLIAM STS.
                         CHARLESTOWN, NEVIS WEST INDIES

                      Tel 869.469.7040/41 Fax 869.469.7043.
                               (operating office)

                                  With copy to:

                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                      Tel: (949)660-9700 Fax:(949)660-9010
                               (Agent for Service)



(Check one):  [ ] Form 10-K  [X] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR


     For Period Ended: July 31, 2002

          [ ]    Transition Report on Form 10-K

          [X]    Transition Report on Form 20-F

          [ ]    Transition Report on Form 11-K

          [ ]    Transition Report on Form 10-Q

          [ ]    Transition Report on Form N-SAR

     For  the Transition Period Ended: October 31, 2002

PART I -- REGISTRANT INFORMATION
--------------------------------

International Financial Group, Inc.
Suite 4, Temple Building
Main and Prince William Sts.
Charlestown, Nevis, West Indies
Telephone: 869.469.7040/41


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)


               (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
               (b)  The subject annual report,  semi-annual  report,  transition
[X] report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
---------------------

The Registrant's recent activities have delayed the preparation and review of the report.

We expect to file our Form 20-F no later than February 14, 2003.


PART IV -- OTHER INFORMATION
----------------------------

The name and telephone number of person to contact in regard to this notification is Daniel MacMullin, telephone: 869.469.7040/41

To date we have not had any other periodic reports to file as required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

International Financial Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     January 29, 2003           By  /s/ Kevin Mellor
    ----------------------------       -----------------------------------------
                                       Kevin Mellor, Director, President and CEO